Exhibit A

CERAGON SERVED WITH A MOTION TO APPROVE A CLASS ACTION
Intends to Aggressively Oppose Motion Filed in Tel Aviv District Court

Paramus, New Jersey, January 6, 2015 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless hauling specialist, was served today with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv (Economic Department), on behalf of holders of ordinary shares, including those who purchased shares during the period following the Company’s follow on public offering in July 2014.

The purported class action alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements. Although the motion has just been brought to the Company’s attention, based on an initial review, the Company believes that the District Court should deny the motion and intends to aggressively oppose it.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Media Contact:	Company Contact:	Investor Contact:
Justine Schneider	Tanya Solomon	Claudia Gatlin
Calysto Communications	Ceragon Networks
Tel: +1-(404) 266 2060 x507	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
jschneider@calysto.com	tanyas@ceragon.com	claudiag@ceragon.com

Safe Harbor
This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with the purported class action litigation; risks associated with increased working capital needs; risks associated with the ability of Ceragon to meet its liquidity needs; the risk that sales of Ceragon’s new IP-20 products will not meet expectations; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.